# Court Innovations Inc.

Annual Report 2017

Throughout this document, mentions of Court Innovations refer to Court Innovations Inc., a C-corporation formed on January 27, 2014, in Delaware ("the issuer"). The issuer's physical address is 213 S. Ashley St., Suite 200, Ann Arbor, Michigan, 48104.

You may contact the issuer by emailing hello@courtinnovations.com. This annual report is posted on the issuer's web site, getmatterhorn.com. The issuer may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared by Court Innovations Inc.

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Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# Table of Contents

Financial statements referenced in the text are enclosed at the end of this document.

# Questions and answers

What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Court Innovations Inc., is a C-corporation formed on January 27, 2014, in Delaware. The issuer's physical address is 213 S. Ashley St., Suite 200, Ann Arbor, Michigan, 48104. The issuer's web site may be accessed at getmatterhorn.com.

What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

**JAMES PRESCOTT**

*Board positions with Court Innovations*

| Dates | Position | Principal Occupation |
|---|---|---|
| 01/2014-Current | Director | Law Professor |

*Positions with Court Innovations*

| Dates | Position | Responsibilities |
|---|---|---|
| 12/2015-Current | Secretary | Responsible for minutes of all meetings and actions of directors and stockholders. |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 06/2006 - Current | University of Michigan | Law Professor Education |
| | | Professor of Law, Codirector, Empirical Legal Studies Center, Codirector, Program in Law and Economics |

---

**MJ CARTWRIGHT**

*Board positions with Court Innovations*

| Dates | Position | Principal Occupation |
|---|---|---|
| 06/2016-Current | Director | CEO |

*Positions with Court Innovations*

| Dates | Position | Responsibilities |
|---|---|---|
| 06/2014-Current | CEO and President | Responsible for the general supervision and direction of the business. |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 06/2014-Current | Court Innovations | CEO and President<br>Information Technology<br><br>Responsible for the general supervision and direction of the business. |

_____

## SAAED FATTAHI

*Positions with Court Innovations*

| Dates | Position | Responsibilities |
|---|---|---|
| 09/2014-Current | CTO | Responsible for the architecture and technical direction of products and services. |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 09/2014-Current | Court Innovations | CTO<br>Information Technology<br><br>Responsible for the architecture and technical direction of products and services. |

_____

## TED DACKO

*Board Positions with Court Innovations*

| Dates | Position | Principal occupation |
|---|---|---|
| 12/2015-Current | Director | Business Consultant |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 04/2010-Current | Arbor Dakota | CEO<br>Consulting<br><br>An independent consultant mentor and board member to tech companies. |

_____

**Mindi Fynke**

*Board Positions with Court Innovations*

| Dates | Position | Principal occupation |
|---|---|---|
| 8/2017-Current | Director | Executive |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 2/1987-Current | EHIM, Inc. | CEO |
| | | Employee Health Insurance Management |
| | | Founder and CEO of business. |

What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c), portions of § 227.201(m))

James J. Prescott owns 1,800,000 shares of Common Stock, representing a voting power of 25.88%.

Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Matterhorn, from Court Innovations, is a SaaS, cloud-based platform that allows courts and government agencies to handle many high-volume infractions, disputes and outstanding warrants online. This saves citizens, courts, government agencies and law enforcement significant time and money. The product is already on the market and in use by 30 courts and over 30,000 citizens. Feedback has been so positive that courts have expanded their platform to resolve additional types of cases online.

Problem. Prior to Matterhorn, resolving issues like open traffic tickets or warrants required law enforcement and citizens to physically go to the court. For resource-constrained courts and police departments, managing these minor disputes with in-person hearings or mediations meant long delays in scheduling, backlogs of open cases, delays in revenue realization, less time for hearing more complex disputes, and limited access to justice for citizens.

Solution. Available for courts and citizens 24/7, the cloud- based Matterhorn platform replicates and streamlines the court's current process in an online, asynchronous, collaborative environment. Court officials, law enforcement personnel, and citizens all "weigh-in" online on the case at a time that is convenient for each. The efficiency and financial outcomes are impressive: processing time decreased from 157 minutes to 27 minutes; 10% fewer warrants issued; and case turnover and revenue realization reduced from 1-2 months to 7 days.

Matterhorn's current SaaS solutions focus on dispute resolution and compliance for warrant resolution, warrant intervention (preventing the issuance of warrants), civil infraction disputes (including traffic and parking) and license restoration. These solutions (add-ons, sold separately) are the first of many applications on our product roadmap to provide online court access.

How many employees does the issuer currently have? (§ 227.201(e)) 8

Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f)) Court Innovations is a start-up; therefore, projections are based on limited operating data. As with many software solutions, there is limited protection available on intellectual property. Government sector sales typically have longer sales cycles.

The courts and government sector require technology investments and upgrades. This will encourage additional competitors as the market grows.

Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Amount Class of security authorized

Common stock 9,600,000, Preferred stock 2,500,000

Amount outstanding Voting rights Other terms

7,928,291; Yes

Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

The shareholder may vote on decisions with which another investor disagrees. Depending on how other shareholders vote, the resulting outcome may conflict with an investor's interest.

Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

On September 21, 2016, the Company secured a term sheet for a preferred stock financing with a pre-financing valuation of $3M.

The Company completed the $500,000 crowdfunding campaign and the preferred stock financing in 2017 totaling a little over $1.8M. At the time of the closing, our post-financing valuation estimate was approximately $4.8M.

Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

As with any minority ownership investment, there is no significant involvement regarding the direction and operations of the business.

Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

The issuer has no material indebtedness.

Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

During 2017, Court Innovations closed an offering under exemption 4(a)(6) via Netcapital Funding Portal, Inc. Proceeds are being used for working capital. The offering resulted in the sale of 805,153 shares of common stock.

Also, during 2017 Court Innovations closed an offering under exemption 4(a)(2). Proceeds are being used for working capital. The offering resulted in the authorization, issuance, and sale of 2,138,702 shares of preferred stock.

Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r)).

The only financing transaction that closed in 2017 is described above. No other transactions have occurred or are currently proposed.

Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Funding History: The University of Michigan's Third Century Fund strongly believes in this online court initiative. The combination of increasing access to justice for all citizens and the national scalability of the solution attracted this grant funding – totaling about $3M – to prove the initial concepts, implement pilots, establish an initial customer base that represents a growing market, and evaluate the impact of online case resolution. In 2017, we built on this work and closed a financing round for a little over $1.8M to expand into courts throughout the country.

We have launched and are working with over 40 courts and agencies across the country. As we continue to bring in new customers, we are identifying and implementing new application solutions that are already being sold and launched in Matterhorn courts. The revenue from court solutions continues to build through our initiatives.

Leveraging our proven solutions in Michigan, we continue to expand into other states. We are currently working with courts and agencies across 8 states. Our momentum continues to move us forward nationally as we contract with more courts, expand our solutions for handling more types of cases, and reach more citizens to resolve their cases. These are all key building blocks of our growth.

Revenue: Our revenues are transitioning from grant-based revenue to court customer revenue.  Our court customer revenue has increased from $52,476 in 2016 to $113,662 in 2017.  We decreased our grant revenue from $960,756 in 2016 to $57,159 in 2017.

Cost of Goods Sold: Because of our software-as-a-service, cloud-based platform, we are able maintain a lower cost of goods as we increase our revenue growth in the next few years.

Operating Expenses: As we continue our national roll-out, our operating expenses are focused primarily on sales and marketing. With our core Matterhorn platform built out and running, our development costs are balanced between product enhancements and building new solutions.

Capital: Court Innovations secured investment in 2017.

Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements enclosed at the end of this document. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

# Ongoing reporting requirements

Court Innovations must continue to comply with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202) until one of the following occurs:

- Court Innovations is required to file reports under Section13(a) or Section15(d) of the Exchange Act
- Court Innovations has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record
- Court Innovations has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000
- Court Innovations or another party repurchases all of the securities issued in reliance in Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities
- Court Innovations liquidates or dissolves its business in accordance with state law

When one of the above occurs, Form C-TR must be filed within five business days from the date on which Court Innovations becomes eligible to terminate its reporting with the United States Securities and Exchange Commission (SEC).

Court Innovations will file a report electronically with the SEC annually and post the report on its web site (getmatterhorn.com) no later than 120 days after the end of each fiscal year covered by the report.

# Financial statements certification

I, MJ Cartwright, certify that the financial statements of Court Innovations, Inc., included in this Form are true and complete in all material respects.



MJ Cartwright
Chief Executive Officer



# Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et. Seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Court Innovations Inc. by

MJ Cartwright
MJ Cartwright
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et. Seq.), this Form C has been duly signed by the following persons in the capacities and on the dates indicated.

**Principal officers**

MJ Cartwright
MJ Cartwright
Principal executive officer

On 4/28/2018

MJ Cartwright
MJ Cartwright
Principal financial officer

On 4/28/2018

MJ Cartwright
MJ Cartwright
Principal accounting officer or controller

On 4/28/2018

**Majority of the board of directors or persons performing similar functions**

Saaed Fattahi, CTO /signature on file/ 4/30/2018

Ted Dacko /signature on file/ 4/30/2018
Ted Dacko
On 4/30/2018

James J Prescott /signature on file/
James Prescott
On 4/30/2018

Mindi Fynke/signature on file/
Mindi Fynke
On 4/30/2018

Instructions. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

## Statement of Stockholders' Equity*
**For the Year Ended December 31, 2017 and For the Year Ended December 31, 2016**

| | Capital Stock and Paid-In Capital | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|
| **Balance, December 31, 2015** | $ | - $ | 143,544 | $ | 143,544 |
| Net Income | $ | - $ | 29,106 | $ | 29,106 |
| Distributions | $ | - | - | | - |
| **Balance, December 31, 2016** | $ | - $ | 172,650 | $ | 172,650 |
| Net Income | $ | - | | $ | (1,125,226) |
| Distributions | $ | 1,825,043 | | $ | 1,825,043 |
| **Balance, December 31, 2017** | $ | 1,825,043 $ | 172,650 | $ | 872,467 |

**\* Unaudited financials**

# Court Innovations Incorporated
## Statement of Cash Flows*
### January 2016 - December 2017

| | Jan - Dec 2017 | Jan - Dec 2016 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | -$ 1,125,226 | $ 29,106 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $ 38,026 | $ 5,969 |
| **Net cash provided by operating activities** | -$ 1,087,200 | $ 35,075 |
| **INVESTING ACTIVITIES** | | |
| **Net cash provided by investing activities** | -$ 6,990 | $ 4,206 |
| **FINANCING ACTIVITIES** | | |
| **Net cash provided by financing activities** | $ 1,825,043 | $ 0 |
| **Net cash increase for period** | $ 730,853 | $ 39,281 |

**\* Unaudited financials**

## Court Innovations Incorporated
## Income Statements*
**From the Year Ended December 31, 2017 and For the Year Ended December 31, 2016**

|  | | 2017 | | 2016 |
|---|---|---:|---|---:|
| **Revenue** | | | | |
| Total Income | $ | 172,150 | $ | 1,014,233 |
| | | | | |
| **Expenses** | | | | |
| Amortization Exp | $ | 227 | $ | 277 |
| Business Consulting | $ | 36,153 | $ | 15,566 |
| Customer Support | $ | 708 | $ | 708 |
| Depreciation Expense | $ | 144 | $ | 5,416 |
| Development Expense | $ | 97,529 | $ | 68,011 |
| Dues and Subscriptions | $ | 1,584 | $ | 1,500 |
| Human Resource Expense | $ | 23,785 | $ | 1,233 |
| Interest Expense | | | $ | 94 |
| Marketing and Sales Expense | $ | 112,613 | $ | 42,094 |
| Office/General Administrative Expenses | $ | 32,098 | $ | 23,465 |
| Operations Hosting and Materials | $ | 10,583 | $ | 16,354 |
| Payroll Expenses | $ | 780,177 | $ | 690,956 |
| Professional Fees | $ | 94,113 | $ | 24,854 |
| Registrations Licenses | $ | 6,346 | $ | 8,528 |
| Rent Expense | $ | 47,383 | $ | 41,140 |
| Travel Expense | $ | 48,316 | $ | 29,908 |
| Total Expenses | $ | 1,291,757 | $ | 970,104 |
| Net Operating Income | $ | (1,119,607) | $ | 44,129 |
| Federal & State Income Tax | $ | 5,617 | $ | 15,024 |
| **Net Income** | **$** | **(1,125,224)** | **$** | **29,106** |

**\* Unaudited financials**

# Court Innovations Incorporated
## Balance Sheets*
### As of December 31, 2017 and 2016

|  | 2017 | | 2016 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash and Cash Equivalents | $ | 863,907 | $ | 133,054 |
| Accounts Receivable | $ | 64,220 | $ | 77,999 |
| Prepaid Expenses | $ | 15,726 | $ | 3,230 |
| Total Current Assets | $ | 943,854 | $ | 214,283 |
| **Fixed Assets** | | | | |
| Accumulated Depreciation | $ | (9,875) | $ | (9,731) |
| Furniture and Equipment | $ | 26,556 | $ | 19,421 |
| Net Fixed Assets | $ | 16,681 | $ | 9,690 |
| **Other Assets** | | | | |
| Trademark | $ | 4,159 | $ | 4,159 |
| Accumulated Amortization | $ | (643) | $ | (416) |
| Net Trademark | $ | 3,515 | $ | 3,743 |
| Total Other Assets | $ | 3,515 | $ | 3,743 |
| **TOTAL ASSETS** | $ | 964,050 | $ | 227,716 |
| | | | | |
| **LIABILITIES AND EQUITY** | | | | |
| **Liabilities** | | | | |
| **Current Liabilities** | | | | |
| Accounts Payable | $ | 9,113 | $ | 2,434 |
| Credit Card Payable | $ | 3,503 | $ | 2,361 |
| Deferred Revenue | $ | 26,710 | $ | 7,450 |
| Federal & State Income Tax Payable | $ | 1,614 | $ | 2,504 |
| Payroll Liabilities | $ | 23,688 | $ | 13,362 |
| Total Current Liabilities | $ | 12,616 | $ | 28,112 |
| Deferred Income Taxes | $ | 26,954 | $ | 26,954 |
| Total Long-Term Liabilities | $ | 26,954 | $ | 26,954 |
| Total Liabilities | $ | 39,570 | $ | 55,066 |
| | | | | |
| **Equity** | | | | |
| Total Capital Stock | $ | 7,928 | $ | - |
| Paid-In Capital or Surplus | $ | 1,817,115 | | |
| Retained Earnings | $ | 172,650 | $ | 143,544 |
| Net Income | $ | (1,125,226) | $ | 29,106 |
| Total Equity | $ | 872,468 | $ | 172,650 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 912,038 | $ | 227,716 |

\* Unaudited financials